Exhibit 99.1

AGREEMENT

This Amended and Restated Agreement (this “Agreement”) is made and entered into as of March 6, 2013 and amends and restates in its entirety the Agreement, dated as of February 10, 2012 (the “Original Date”), by and among Wausau Paper Corp. (the “Company”) and the entities and natural persons listed on Exhibit A hereto and their respective Affiliates (collectively, “Starboard”) (each of the Company and Starboard, a “Party” to this Agreement, and collectively, the “Parties”).

RECITALS

WHEREAS, the Company and Starboard have engaged in various discussions and communications concerning the Company’s business, financial performance and strategic plans;

WHEREAS, as of the Original Date, Starboard was deemed to beneficially own shares of Common Stock of the Company (the “Common Stock”) totaling, in the aggregate, 4,756,200 shares, or approximately 9.7%, of the Common Stock issued and outstanding on the date hereof;

WHEREAS, as of the date hereof, Starboard is deemed to beneficially own shares of Common Stock totaling, in the aggregate, approximately 7,300,000  shares (excluding any shares beneficially owned by any 2013 Starboard Nominees (as defined below), or approximately 14.8%, of the Common Stock issued and outstanding on the date hereof;

WHEREAS, as of the Original Date, the Company and the members of Starboard determined to come to an agreement with respect to the election of members of the Company’s board of directors (the “Board”) at the 2012 annual meeting of stockholders of the Company (the “2012 Annual Meeting”), certain matters related to the 2012 Annual Meeting and certain other matters, as provided in this Agreement;

WHEREAS, as of the date hereof, the Company and the members of Starboard  have determined to come to an agreement with respect to the election of members of the Board at the 2013 annual meeting of stockholders of the Company (the “2013 Annual Meeting”) and certain other matters, as provided in this Agreement; and

WHEREAS, certain of the terms and provisions from the agreement as of the Original Date have been eliminated to the extent such terms and provisions are no longer applicable.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.             2012 Board Matters; 2012 Board Appointments; 2012 Annual Meeting; Committee

(a)           Prior to the mailing of its definitive proxy statement for the 2012 Annual Meeting, the Company agrees that the Board shall take all necessary actions to nominate Charles E. Hodges and Michael C. Burandt (together, the “2012 Starboard Nominees”) for election to the Board at the 2012 Annual Meeting.  The parties agree that the Board shall also take all action necessary so that at the 2012 Annual Meeting, the Board shall also nominate Henry C. Newell and G. Watts Humphrey, Jr. (together, the “2012 Board Nominees”) for election to the Board at the 2012 Annual Meeting.  Mr. Hodges, Mr. Burandt and Mr. Newell shall be designated as nominees for the class of directors with terms expiring at the 2015 Annual Meeting and Mr. Humphrey shall be designated as a nominee for the class of directors with terms expiring at the 2013 Annual Meeting.

(b)           The Company agrees that if either of the 2012 Starboard Nominees is unable to serve as a director, resigns as a director or is removed as a director prior to the 2013 Annual Meeting, and at such time Starboard beneficially owns in the aggregate at least the lesser of 3.0% of the Company’s then outstanding Common Stock and 1,475,236 shares of Common Stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments), Starboard shall have the ability to recommend a substitute person(s), who will be independent of Starboard and who will also qualify as “independent” pursuant to NYSE listing standards, to replace any such 2012 Starboard Nominee, subject to the approval of the Company’s Corporate Governance Committee in good faith after exercising its fiduciary duties, which approval shall not be unreasonably withheld (any such replacement nominee appointed in accordance with the provisions of this clause (b) shall be referred to as the “Starboard Replacement Director”).  In the event the Corporate Governance Committee does not accept a substitute person recommended by Starboard, Starboard will have the right to recommend additional substitute person(s), who will also be independent of Starboard and who will also qualify as “independent” pursuant to NYSE listing standards and whose appointment shall be subject to the approval of the Company’s Corporate Governance Committee in good faith after exercising its fiduciary duties, which approval shall not be unreasonably withheld. Upon the acceptance of a replacement director nominee by the Corporate Governance Committee, the Board will appoint such replacement director to the Board no later than five (5) business days after the Corporate Governance Committee’s recommendation of such replacement director.  Upon appointment to the Board, the Starboard Replacement Director shall be appointed to the committee described and defined in clause (d) below).  Any Starboard Replacement Director appointed to the Board pursuant to this Section 1(b) prior to the 2013 Annual Meeting shall stand for election at the 2013 Annual Meeting together with the other Company nominees who are otherwise up for election at the 2013 Annual Meeting.

(c)           Starboard agrees that it will cause its Affiliates and Associates to comply with the terms of this Agreement.  As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission under the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement.

(d)           As promptly as practicable, but in any event within 30 business days, following the 2012 Annual Meeting, the Company shall cause the Board to take official action on a proposal to establish a committee of the Board to advise the Board with respect to operations of, and investments and capital spending in, the Company’s business.  The Board shall establish the Charter of this committee, including the scope of its subject matter coverage and the authority of its members.  The committee shall remain in effect until at least the conclusion of the 2013 Annual Meeting.  The members of the committee shall be the two 2012 Starboard Nominees and any two other members of the Board of Directors selected by the Board.

2.             2013 Board Matters; 2013 Board Appointments; 2013 Annual Meeting

(a)           Prior to the mailing of its definitive proxy statement for the 2013 Annual Meeting, the Company agrees that the Board shall take all necessary actions to nominate John S. Kvocka and George P. Murphy  (together, the “2013 Starboard Nominees”) for election to the Board at the 2013 Annual Meeting.  The parties agree that the Board shall also take all action necessary so that at the 2013 Annual Meeting, the Board shall also nominate Londa J. Dewey and G. Watts Humphrey, Jr. (together, the “2013 Board Nominees”) for election to the Board at the 2013 Annual Meeting.  Mr. Kvocka and Mr. Murphy, and either Ms. Dewey or Mr. Humphrey (as the Company shall determine) shall be designated as nominees for the class of directors with terms expiring at the 2016 Annual Meeting, and either Ms. Dewey or Mr. Humphrey (as the Company shall determine) shall be designated as a nominee for the class of directors with a term expiring at the 2014 Annual Meeting.

(b)           The Company agrees that it shall use its reasonable best efforts to hold the 2013 Annual Meeting no later than May 31, 2013.

(c)           Starboard on behalf of itself and its Affiliates and Associates hereby (i) irrevocably withdraws its Notice of Stockholder Nomination of Individuals for Election as Directors at the 2013 Annual Meeting of Stockholders of Wausau Paper Corp. submitted to the Company in January 2013 and any related materials or notices submitted to the Company in connection therewith and (ii) agrees not to take any further action with respect to any solicitation materials filed by it or on its behalf with the Securities and Exchange Commission.  Starboard hereby further agrees that it will not, and that it will not permit any of its Affiliates or Associates to, (i) nominate or recommend for nomination any person for election at the 2013 Annual Meeting, directly or indirectly, (ii) submit any proposal for consideration at, or bring any other business before, the 2013 Annual Meeting, directly or indirectly, or (iii) initiate, encourage or participate in any “withhold” or similar campaign with respect to the 2013 Annual Meeting, directly or indirectly.  Starboard shall not publicly or privately encourage or support any other stockholder to take any of the actions described in this Section 2(c).

(d)           As of the date of this Agreement, the 2013 Starboard Nominees are  appointed as observers to the Board (the “2013 Board Observers”) until the 2013 Annual Meeting.  Each of the 2013 Board Observers will (1) receive copies of all notices and written information furnished to the full Board reasonably in advance of the meeting to the extent practicable, and (2) be permitted to be present at all meetings of the full Board (whether by phone or in person).  Notwithstanding the foregoing, (i) the Company shall be entitled to withhold any information and exclude the 2013 Board Observers from any meeting, or any portion thereof, as is reasonably determined by the Company to be necessary to protect the Company’s attorney-client privilege, or as otherwise may be appropriate until the 2013 Starboard Nominees are elected to the Board, and (ii) the 2013 Board Observers shall execute a confidentiality agreement in form and substance reasonably acceptable to the Company with respect to the information and discussions to which the 2013 Board Observers will have access.

(e)           The Company agrees that it will recommend, support and solicit proxies for the election of the 2013 Starboard Nominees at the 2013 Annual Meeting in the same manner as for the Company’s other nominees standing for election to the Board at the 2013 Annual Meeting.

(f)           At the 2013 Annual Meeting, Starboard agrees to appear in person or by proxy at the 2013 Annual Meeting and vote all shares of Common Stock of the Company beneficially owned by Starboard at the meeting in favor of the 2013 Board Nominees and in accordance with the Board’s recommendation with respect to the Company’s “say-on-pay” proposal, unless Institutional Shareholder Services Inc. recommends otherwise with respect to such “say-on-pay” proposal.

(g)           The Company agrees that if either of the 2013 Starboard Nominees is unable to serve as a director, resigns as a director or is removed as a director prior to the 2014 Annual Meeting, and at such time Starboard beneficially owns in the aggregate at least the lesser of 3.0% of the Company’s then outstanding Common Stock and 1,479,687 shares of Common Stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments), Starboard shall have the ability to recommend a substitute person, who will be independent of Starboard and who will also qualify as “independent” pursuant to NYSE listing standards, to replace any such 2013 Starboard Nominee, subject to the approval of the Company’s Corporate Governance Committee in good faith after exercising its fiduciary duties, which approval shall not be unreasonably withheld (any such replacement nominee appointed in accordance with the provisions of this clause (g) shall be referred to as the “2013 Starboard Replacement Director”).  In the event the Corporate Governance Committee does not accept a substitute person recommended by Starboard, Starboard will have the right to recommend an additional substitute person, who will also be independent of Starboard and who will also qualify as “independent” pursuant to NYSE listing standards and whose appointment shall be subject to the approval of the Company’s Corporate Governance Committee in good faith after exercising its fiduciary duties, which approval shall not be unreasonably withheld. Upon the acceptance of a replacement director nominee by the Corporate Governance Committee, the Board will appoint such replacement director to the Board no later than five (5) business days after the Corporate Governance Committee’s recommendation of such replacement director.  Any 2013 Starboard Replacement Director appointed to the Board pursuant to this Section 2(g) prior to the 2014 Annual Meeting shall stand for election at the 2014 Annual Meeting together with the other Company nominees who are otherwise up for election at the 2014 Annual Meeting.

(h)           Starboard agrees that it will cause its Affiliates and Associates to comply with the terms of this Agreement.  As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission under the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement.

(i)           The Company agrees that the 2013 Starboard Appointees shall be considered by the Board for Board committee appointments in a manner that is consistent with the consideration for committee assignments of the other members of the Board and in accordance with the Company’s corporate governance guidelines and applicable committee charters.

3.             Standstill Provisions; Rights Agreement.

(a) Starboard agrees that from the date of this Agreement until the earlier of (i) the date that is 10 business days prior to the deadline for the submission of stockholder nominations for the 2014 Annual Meeting pursuant to the By-Laws and (ii) the date that is 100 days prior to the first anniversary of the 2013 Annual Meeting (the “Standstill Period”) neither it nor any of its Affiliates or Associates under its control or direction will, and it will cause each of its Affiliates and Associates under its control not to, directly or indirectly, in any manner, call or seek to call a special meeting of stockholders or engage in any action by written consent of stockholders.

(b)  Within five business days of the date of this Agreement, the Company shall amend it Rights Agreement, dated as of October 21, 1998, as amended (the “Rights Agreement”) to provide that none of Starboard or any of its Affiliates or Associates shall be deemed to be an Acquiring Person (as defined in the Rights Agreement) so long as none of Starboard or any of its Affiliates or Associates beneficially owns more than the greater of 17% of the outstanding shares of Common Stock or  8,390,971 shares of Common Stock, in each case, in the aggregate.  From the period commencing with the execution and delivery of this Agreement and continuing until the fifth anniversary of the date hereof, at every meeting of the stockholders of the Company and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company, none of Starboard or any of its Affiliates or Associates shall vote or cause to be voted shares of Common Stock representing more than the greater of 7,354,439 shares of Common Stock or 14.9% of the shares of Common Stock at the time outstanding, in each case in the aggregate.

4.             Representations and Warranties of the Company.

The Company represents and warrants to Starboard that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles and (c) the execution, delivery and performance of this Agreement by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

5.             Representations and Warranties of Starboard.

Starboard represents and warrants to the Company that (a) the authorized signatory of Starboard set forth on the signature page hereto has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind it thereto, (b) this Agreement has been duly authorized, executed and delivered by Starboard, and is a valid and binding obligation of Starboard, enforceable against Starboard in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of Starboard as currently in effect, (d) the execution, delivery and performance of this Agreement by Starboard does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to Starboard, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound, and (e) as of the Original Date , (i) Starboard was deemed to beneficially own in the aggregate 4,756,200 shares of Common Stock, (ii) as of the date of this Agreement, Starboard is deemed to beneficially own in the aggregate 7,300,0000 shares of Common Stock (excluding any shares beneficially owned by any 2013 Starboard Nominees), and (iii) as of the Original Date and as of the date hereof, Starboard did not and does not currently have, and did not and does not currently have any right to acquire, any interest in any other securities of the Company or any Other Equity Rights.

6.             Press Release.

Promptly following the execution of this Agreement, the Company and Starboard shall jointly issue a mutually agreeable press release (the “Mutual Press Release”) announcing certain terms of this Agreement, in the form attached hereto as Exhibit B.   Prior to the issuance of the Mutual Press Release, neither the Company nor Starboard shall issue any press release or public announcement regarding this Agreement without the prior written consent of the other Party.  Until the 2013 Annual Meeting, neither the Company nor Starboard or the Starboard Nominees shall make any public announcement or statement that is inconsistent with or contrary to the statements made in the Mutual Press Release, except as required by law or the rules of any stock exchange or with the prior written consent of the other Party.

7.             Specific Performance.

Each of the members of Starboard, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages).  It is accordingly agreed that Starboard (or any of the entities and natural persons listed on Exhibit A), on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity.  This Section 8 is not the exclusive remedy for any violation of this Agreement.

8.             Expenses.

The Company shall reimburse Starboard for its reasonable, documented out-of-pocket fees and expenses (including legal expenses) incurred in connection with the matters related to the 2013 Annual Meeting, the filing of a Schedule 13D in connection with this Agreement and the negotiation and execution of this Agreement, provided that such reimbursement shall not exceed $150,000 in the aggregate.

9.             Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.  It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.  In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

10.           Notices.

Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered:  (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same.  The addresses and facsimile numbers for such communications shall be:

If to the Company:	Wausau Paper Corp. 100 Paper Place Mosinee, WI 54455-9099 Attention: Chairman
With copies (which shall not constitute notice) to:	Ruder Ware, L.L.S.C. 500 First Street, Suite 8000 P.O. Box 8050 Wausau, WI 54402-8050 Attention: Lon E. Roberts Telephone: (715) 845-4336 Facsimile: (715) 845-2718
and
Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Attention: Stephanie J. Seligman Telephone: (212) 403-1225 Facsimile: (212) 403-2225
If to Starboard or any member thereof:	Starboard Value LP 830 Third Avenue, 3rd Floor New York, New York 10022 Attention: Jeffrey C. Smith Telephone: (212) 845-7955 Facsimile: (212) 845-7988
With a copy (which shall not constitute notice) to:	Olshan Frome Wolosky LLP Park Avenue Tower 65 East 55th Street New York, New York 10022 Attention: Steve Wolosky, Esq. Telephone: (212) 451-2333 Facsimile: (212) 451-2222

11.           Applicable Law.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Wisconsin without reference to the conflict of laws principles thereof.  Each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Wisconsin state courts and any state appellate court therefrom within the State of Wisconsin (or, if any such court declines to accept jurisdiction over a particular matter, any state or federal court within the State of Wisconsin).  Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts.  Each of the Parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable legal requirements, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

12.           Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

13.           Mutual Non-Disparagement.  Subject to applicable law, each of the Parties covenants and agrees that, during the Standstill Period or if earlier, until such time as the other Party or any of its agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors shall have breached this Section, neither it nor any of its respective agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors, shall in any way publicly disparage, call into disrepute, or otherwise defame or slander the other Parties or such other Parties’ subsidiaries, affiliates, successors, assigns, officers (including any current officer of a Party or a Parties’ subsidiaries who no longer serves in such capacity following the execution of this Agreement), directors (including any current director of a Party or a Parties’ subsidiaries who no longer serves in such capacity following the execution of this Agreement), employees, stockholders, agents, attorneys or representatives, or any of their products or services, in any manner that would damage the business or reputation of such other Parties, their products or services or their subsidiaries, affiliates, successors, assigns, officers (or former officers), directors (or former directors), employees, stockholders, agents, attorneys or representatives.  For purposes of this Section, none of the 2012 Starboard Nominees or 2013 Starboard Nominees shall be deemed to be agents, affiliates, officers, key employees or directors of the Company or Starboard and no actions taken by any agent or other representative of a Party in any capacity other than as a representative of such Party shall be covered by this Agreement.

14.           Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries.

This Agreement contains the entire understanding of the Parties hereto with respect to its subject matter.  There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein.  No modifications of this Agreement can be made except in writing signed by an authorized representative of each the Company and Starboard.  No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.  All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.  The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns.  No party shall assign this Agreement or any rights or obligations hereunder without, with respect to any member of Starboard, the prior written consent of the Company, and with respect to the Company, the prior written consent of Starboard.  This Agreement is solely for the benefit of the Parties hereto and is not enforceable by any other persons.

[The remainder of this page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

By:	/s/ Thomas J. Howatt
Name: Thomas J. Howatt
Title: Authorized Signatory

STARBOARD: STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD By: Starboard Value LP, its investment manager	STARBORD VALUE GP LLC By: Starboard Principal Co LP, its member STARBORD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC
STARBOARD VALUE AND OPPORTUNITY S LLC By: Starboard Value LP, its manager
STARBOARD VALUE LP By: Starboard Value GP LLC, its general partner

By:	/s/ Jeffrey C. Smith
Name: Jeffrey C. Smith
Title: Authorized Signatory

[Signature Page to Agreement]

EXHIBIT A

Starboard

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
STARBOARD VALUE AND OPPORTUNITY S LLC
STARBOARD VALUE LP
STARBOARD VALUE GP LLC
STARBOARD PRINCIPAL CO LP
STARBOARD PRINCIPAL CO GP LLC
JEFFREY C. SMITH
MARK MITCHELL
PETER A. FELD

EXHIBIT B

PRESS RELEASE